Beau Yanoshik

Associate

+1.202.373.6133

joseph.yanoshik@morganlewis.com

via EDGAR Correspondence

June 24, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 174 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 174”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Monday, May 9, 2016, with respect to Amendment No. 174. Amendment No. 174 was filed on March 23, 2016 and included disclosure with respect to the SPDR S&P Hardware ETF and SPDR S&P Internet ETF (each, a “Fund” and together, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 174.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 174. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 174.

Prospectus Comments

SPDR S&P Hardware ETF

1.	Comment: While it is clear from the disclosure that the Fund will invest in companies that provide IT hardware, the Fund’s name simply refers to “Hardware,” which is capable of more than one meaning. To avoid potential investor confusion, please modify “Hardware” in the Fund’s name with “IT,” “Technology,” or something similar.

Response: Consistent with the Staff’s comment, the Fund’s name has been changed to the “SPDR S&P Technology Hardware ETF.”

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.	Comment: In “The Fund’s Principal Investment Strategy Section,” the Staff notes the statement that the Fund intends to invest at least 80% of its total assets in securities comprising its index. For purposes of Rule 35d-1, “Hardware” is an industry and therefore the Fund should have a policy to invest at least 80% of its assets in investments suggested by its name. If this statement was designed to comply with Rule 35d-1, please: (1) confirm that the index classifies companies as being in the hardware industry using methods consistent with Rule 35d-1 (e.g., classifying a company based on a majority of its assets, revenues, net income, etc. coming from the hardware industry); (2) confirm the Fund’s intention to monitor and periodically evaluate whether the index constituents continue to be appropriate for purposes of the Fund’s compliance with Rule 35d-1; (3) disclose that the Fund will provide investors with 60 days’ notice prior to any change in its
Rule 35d-1 policy; and (4) provide in correspondence which companies are currently included in the index.

Response: The statement was intended to comply with a condition of the exemptive relief under which the ETF operates. In response to the Staff’s comment, the Registrant has added the following disclosure to the “Additional Strategies Information” section:

Each Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. A Fund will provide shareholders with at least 60 days’ notice prior to any change in this 80% investment policy.

In addition, the following non-fundamental policy has been added to the SAI:

The SPDR S&P Technology Hardware ETF will not invest, under normal circumstances, less than 80% of its net assets, plus the amount of borrowings for investment purposes, in securities of technology hardware companies. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days’ written notice.

SPDR S&P Internet ETF

3.	Comment: In “The Fund’s Principal Investment Strategy Section,” the Staff notes the statement that the Fund intends to invest at least 80% of its total assets in securities comprising its index. For purposes of Rule 35d-1, “Internet” is an industry and therefore the Fund should have a policy to invest at least 80% of its assets in investments suggested by its name. If this statement was designed to comply with Rule 35d-1, please: (1) confirm that the index classifies companies as being in the internet industry using methods consistent with Rule 35d-1 (e.g., classifying a company based on a majority of its assets, revenues, net income, etc. coming from the internet industry); (2) confirm the Fund’s intention to monitor and periodically evaluate whether the index constituents continue to be appropriate for purposes of the Fund’s compliance with Rule 35d-1; (3) disclose that the Fund will provide investors with 60 days’ notice prior to any change in its Rule 35d-1 policy; and (4) provide in correspondence which companies are currently included in the index.

Response: The statement was intended to comply with a condition of the exemptive relief under which the ETF operates. In response to the Staff’s comment, the Registrant has added the following disclosure to the “Additional Strategies Information” section:

Each Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. A Fund will provide shareholders with at least 60 days’ notice prior to any change in this 80% investment policy.

In addition, the following non-fundamental policy has been added to the SAI:

The SPDR S&P Internet ETF will not invest, under normal circumstances, less than 80% of its net assets, plus the amount of borrowings for investment purposes, in securities of internet companies. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days’ written notice.

Both Funds

4.	Comment: Please revise each Fund’s investment objective to clarify the meaning of the phrase: “the [hardware/internet] segment of a U.S. total market composite index.”

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that the current investment objective for each Fund is sufficiently clear. In response to the Staff’s comment, however, the Registrant has added disclosure to “The Fund’s Principal Strategy” section for each Fund as follows:

SPDR S&P Technology Hardware ETF

The Index represents the technology hardware segment of the S&P Total Market Index (“S&P TMI”). The S&P TMI is designed to track the broad U.S. equity market. The technology hardware segment of the S&P TMI comprises the technology hardware, storage & peripherals sub-industry, electronic equipment & instruments sub-industry, and electronic components sub-industry.

SPDR S&P Internet ETF

The Index represents the internet segment of the S&P Total Market Index (“S&P TMI”). The S&P TMI is designed to track the broad U.S. equity market. The internet segment of the S&P TMI comprises the internet retail sub-industry and internet software & services sub-industry.

5.	Comment: In each “The Fund’s Principal Investment Strategy” section, the Staff notes the following statement:

Companies in the Select Industry Indices are classified according to GICS which determines classifications primarily based on revenues; however, earnings and market perception are also considered.

Please explain what revenue and earnings thresholds GICS uses to determine industry classifications. In addition, please explain how GICS considers market perception and why this is an appropriate standard for purposes of the Funds’ Rule 35d-1 analysis.

Response: Per the GICS Company Classification Guidelines, the GICS methodology assigns each company to a sub-industry, and to a corresponding industry, industry group and sector, according to the definition of its principal business activity. As a general rule, a company is classified in the sub-industry whose definition most closely describes the business activities that generate the majority of the company’s revenues. A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings. When no sub-industry provides the majority of both the company’s revenues and earnings, the classification will be determined based on further analysis, including market perception. Market perception is based on broker coverage and comments, as well as the identity of a company’s business competitors. The Registrant notes that the Index is a rules-based methodology that implements existing GICS industry classifications that are determined according to rules outside of the Index methodology. The Registrant believes the use of GICS for purposes of the Funds’ Rule 35d-1 analysis is both reasonable and appropriate. GICS industry standards were developed to allow market participants to classify stocks by standardized industry definitions and are widely used by the investment management community.

6.	Comment: Please explain what makes a company U.S.-based under the GICS criteria.

Response: The Registrant notes that the Index Provider, not GICS, determines whether a company is U.S.-based. Based on the Index methodology, a company that has the following characteristics will be considered U.S.-based under the Index Provider’s criteria: (i) it is a reporting company under the Securities Exchange Act of 1934; (ii) the U.S. portion of its fixed assets and revenues constitute a plurality of the company’s total assets and revenues, respectively; (iii) the primary listing of its common stock is NYSE, NYSE Arca, NYSE MKT, NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, or Bats EDGX exchange; and (iv) the company’s corporate governance structure is consistent with U.S. practice.

7.	Comment: In each “The Fund’s Principal Investment Strategy” section, the Staff notes the following statement:

If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds are included in order of their float-adjusted market capitalization.

Please explain how likely this is to occur based on the current indexes. In addition, please confirm that these supplementary stocks will not be considered for purposes of assessing compliance with a Fund’s Rule 35d-1 policy.

Response: The Registrant has revised the disclosure to remove the above-referenced language from “The Fund’s Principal Investment Strategy” section.

8.	Comment: With respect to the reference to derivatives in the following “Principal Strategies—General” discussion in the “Additional Strategies Information” section, please provide more information on the Funds’ intention to use derivatives.

The Adviser will utilize a sampling strategy in managing the Funds. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the relevant Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The quantity of holdings in a Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or removed from each Index. The Adviser may sell securities that are represented in an Index, or purchase securities that are not yet represented in an Index, in anticipation of their removal from or addition to an Index. Further, the Adviser may choose to overweight securities in an Index, purchase or sell securities not in an Index, or utilize various combinations of other available techniques, in seeking to track an Index.

Response: Although utilization of a sampling strategy is a principal investment strategy of each Fund, investment in derivatives is not. The Adviser has no current expectation that a Fund will, or will need to, hold derivatives in significant amounts or for significant periods of time. Nonetheless, a Fund may use derivatives as part of the employment of a sampling strategy under various circumstances where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). In addition, the Registrant notes the following disclosure included in the “Certain Other Investments” discussion in the “Non-Principal Strategies” section in respect of the Fund’s intention to use derivatives:

Each Fund may use…swaps, options and futures contracts. Swaps, options and futures contracts…may be used by a Fund in seeking performance that corresponds to its Index and in managing cash flows.

9.	Comment: Please include disclosure stating a Fund will provide shareholders with 60 days’ notice if the Board of Trustees changes the Fund’s investment objective.

Response: If a Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

10.	Comment: With respect to the “Conflicts of Interest Risk” discussion in the “Additional Risk Information” section, please confirm the discussion addresses all known material conflicts of interest.

Response: The Registrant believes the “Conflicts of Interest Risk” discussion presents a reasonable and informative discussion of all known material conflicts of interest.

11.	Comment: Please delete the “Money Market Risk” discussion in the “Additional Risk Information” section or explain why the discussion is relevant for investors given the Funds’ investment objectives and strategies.

Response: As a Fund can hold money market instruments, the Registrant believes that inclusion of the “Money Market Risk” discussion as a non-principal risk is appropriate.

12.	Comment: In the “Index/Trademark Licenses/Disclaimers” section, the Staff notes that “S&P’s only relationship to the Adviser is the licensing of certain trademarks or trade names and of the S&P indexes, which are determined or composed and calculated by S&P without regard to the Adviser or the Funds.” Please confirm the accuracy of these statements. It is unclear, for example, whether the Adviser requested that the indexes be created or had any input into their components.

Response: The disclosure noted by the staff is required to be included in the Funds’ Prospectus pursuant to the Index licensing agreement with the Index Provider in respect of each Fund. While the Adviser contributed information for the Index Provider’s consideration in connection with the Index Provider’s creation of each Index, the Index Provider has sole control of each Index, and the Adviser has no role in interpreting the Index methodology’s rules or calculation of the Index pursuant to such rules. Certain other funds advised by the Adviser are rated by an affiliate of the Index Provider. Given the foregoing, the phrase “only relationship” in the licensing agreement has been removed and the Registrant has updated the Prospectus disclosure as follows:

S&P~~’S ONLY RELATIONSHIP~~ LICENSES TO THE ADVISER ~~IS THE LICENSING OF~~ CERTAIN TRADEMARKS AND TRADE NAMES, AS WELL AS ~~AND OF~~ THE S&P INDEXES, WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY S&P WITHOUT REGARD TO THE ADVISER OR THE FUNDS.

13.	Comment: In the “Distributions” section, please clarify the following bracketed language, particularly the reference to “underlying investment securities.”

[In addition, the Funds intend to distribute at least annually amounts representing the full dividend yield net of expenses on the underlying investment securities as if the Fund owned the underlying investment securities for the entire dividend period. As a result, some portion of each distribution may result in a return of capital. You will be notified regarding the portion of the distribution which represents a return of capital.]

Response: The Registrant has revised the disclosure as follows:

~~[~~In addition, each ~~the~~ Fund~~s~~ intends to distribute at least annually amounts representing the full dividend yield net of expenses on any~~the underlying investment~~ dividend-paying securities held by the Fund as if the Fund owned such ~~the underlying investment~~ securities for the entire dividend period. As a result, some portion of each distribution may result in a return of capital. You will be notified regarding the portion of the distribution which represents a return of capital.~~]~~

14.	Comment: In the “Additional Tax Information” section, we note inclusion of certain discussions, such as with respect to foreign currency transactions, foreign income taxes, and other types of investments that do not appear to impact the Funds to a significant extent, given their proposed investments. Please consider revising the disclosure to tailor it to the Funds’ actual or likely tax consequences.

Response: The Registrant respectfully declines to revise the disclosure in response to the Staff’s comment but will consider this change in the next annual update.

SAI Comments

15.	Comment: Under the “Investment Restrictions” section, it is unclear whether the third non-fundamental policy is designed to satisfy each Fund’s Rule 35d-1 obligation. If it is, please include information about providing 60 days’ notice if the policy is changed.

Response: As noted in the responses to Comments 1 and 2, the Registrant has added the following disclosure under “Investment Restrictions:”

The SPDR S&P Technology Hardware ETF will not invest, under normal circumstances, less than 80% of its net assets, plus the amount of borrowings for investment purposes, in securities of technology hardware companies. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days’ written notice; and

The SPDR S&P Internet ETF will not invest, under normal circumstances, less than 80% of its net assets, plus the amount of borrowings for investment purposes, in securities of internet companies. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days’ written notice.

16.	Comment: The Staff notes the “Index Provider and Other Persons” discussion in the “Management of the Trust” section states that an “unaffiliated index provider may make payments from its own assets to other persons in consideration for services provided or other activities that may facilitate investment in SPDR Funds.” Please explain any role a Fund or the Adviser has in encouraging these activities. For example, please confirm if the fee paid by the Adviser to use the Index reflects the index provider’s activities mentioned in this discussion and whether this arrangement imposes any costs directly or indirectly onto shareholders.

Response: Neither the Fund nor the Adviser encourages such activities. Nonetheless, out of an abundance of caution, the Registrant has disclosed the possibility that an index provider may make such payments. Any such payments would not impose any costs directly or indirectly onto the Fund’s shareholders.

17.	Comment: Please note the Staff’s continuing concern with the following information provided under “Required Early Acceptance of Orders:”

REQUIRED EARLY ACCEPTANCE OF ORDERS. Notwithstanding the foregoing, as described in the Participant Agreement and/or the applicable order form, certain series of the Trust may require orders to be placed up to one or more Business Days prior to the trade date, as described in the Participant Agreement or the applicable order form, in order to receive the trade date’s net asset value. Orders to purchase Shares of such Funds that are submitted on the Business Day immediately preceding a holiday or a day (other than a weekend) that the equity markets in the relevant foreign market are closed may not be accepted. Authorized Participants may be notified that the cut-off time for an order may be earlier on a particular Business Day, as described in the Participant Agreement and the applicable order form.

Response: As we have previously discussed with the Staff, we believe that the “Required Early Acceptance of Orders” is fully consistent with both the requirements and the policies of Rule 22c-1. The primary concern that led to the adoption of Rule 22c-1 was that fund shares were being purchased and redeemed at a previously determined NAV. The Commission sought to “eliminate or reduce so far as reasonably practicable” (1) any dilution of the value of outstanding shares and (2) other results that are unfair to the holders of outstanding shares. According to the Commission, the effect of the Rule was to “prohibit the practice of selling [and redeeming] securities for a certain period of time at a price based on a previously established [NAV].”

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.